PRESS RELEASE

Press Release No. 05-06

METALLICA RESOURCES ANNOUNCES DRILL RESULTS
FOR THE EL MORRO PROJECT, CHILE

Toronto, Ontario – May 16, 2005 — Metallica Resources Inc. (TSX: MR, AMEX: MRB) is pleased to report the results for the final 10 core holes totaling 4,993 meters from this season’s drilling at the El Morro copper-gold project in Chile. Metallica’s joint venture partner on the project, Noranda Chile Ltda., completed a total of 9,932 meters of diamond core holes in 23 holes. The results of the first 13 holes were the subject of a press release dated April 18, 2005. The drilling program was directed at the La Fortuna resource area on the El Morro project. The La Fortuna resource is currently estimated to contain approximately 6.2 billion pounds of copper and 7.4 million ounces of gold. Noranda has the right to earn a 70% interest in the El Morro project.

The ten holes reported here averaged approximately 410 meters in depth with grades as high as 2.05% copper and 1.23 grams per tonne (g/t) of gold over significant lengths. The holes were distributed uniformly through the central core of the La Fortuna copper-gold resource. Based on a 0.3% copper grade contour limit, the La Fortuna resource is contained within an area approximately 1,000 by 700 meters, and is centered on a central mineralized porphyry stock (see attached map).

Highlights of these latest results include:

➢	Hole DDHF-61, along the northern edge of the resource, intercepted 68 meters grading 2.05% copper and 0.94 g/t gold in the secondary enrichment zone followed by 302 meters grading 0.78% copper and 1.23 g/t gold in the primary zone.

➢	Hole DDHF-64, in the northeastern area of the resource, reported 56 meters grading 1.58% copper and 0.60 g/t gold in the secondary enrichment zone and 195 meters grading 0.53% copper and 0.70 g/t gold in the primary zone.

➢	Hole DDHF-67, drilled in the northwestern area of the resource, intercepted 90 meters grading 1.45% copper and 0.69 g/t gold in the secondary enrichment zone and 86 meters grading 0.66% copper and 1.00 g/t gold in the primary zone.

The objective of the recently completed 2005 drilling program was to provide better definition of the higher-grade copper enrichment zone and the mineralized porphyry through infill drilling. This season’s drilling campaign has effectively doubled the drill hole density within the upper 450 meters of the La Fortuna deposit to an average drill hole spacing of approximately 100 meters. With the completion of this season’s drill program, 68 core holes totaling approximately 30,000 meters have been completed in the La Fortuna resource.

Based on a 0.4% copper cut-off grade, Noranda in 2002 estimated that the La Fortuna deposit contains an inferred resource of 465 million tonnes grading 0.61% copper and 0.50 g/t gold, which equates to approximately 6.2 billion pounds of copper and 7.4 million ounces of gold. As previously reported, drill hole DDHF-39 extends the known mineralization approximately 325 meters below the inferred resource at an average grade of 0.55% copper and 0.46 g/t gold.

As reported in the April 18, 2005 press release, Metallica has also recalculated the 2002 inferred resource estimate using a copper equivalent cut-off grade. The copper equivalent cut-off grade includes the copper equivalent of the contained gold at a copper price of $0.90 per pound and a gold price of $375 per ounce. At a 0.4% copper equivalent cut-off grade, the La Fortuna resource is estimated at 641 million tonnes grading 0.53% copper and 0.46 g/t gold, which equates to 7.5 billion pounds of copper and 9.5 million ounces of gold. Neither of the inferred resource estimates reported above include the most recent drill results shown below.

Once Metallica has received the corresponding drill hole logging data from Noranda, the company plans to complete an updated resource estimate incorporating the results of the 2005 drilling program. It is anticipated that the updated resource estimate will be completed during the third quarter of 2005.

Summary drill results of the final 10 holes in the season’s program are as follows:

INFILL DRILL HOLE RESULTS
Hole No.	From (m)	To (m)	Length (m)	Cu %	Au g/t	Comments

DDHF-59	0	60	60	0.00	0.02	Gravels
	60	164	104	0.06	0.38	Leached
	164	202	38	1.44	0.50	Secondary
	202	350	148	0.43	0.52	Primary

DDHF-60	0	46	46	0.20	0.25	Leached
	46	80	34	1.10	0.28	Secondary
	80	350	270	0.39	0.29	Primary

DDHF-61	0	80	80	0.00	0.01	Gravels
	80	230	150	0.03	0.51	Leached
	230	298	68	2.05	0.94	Secondary
	298	600	302	0.78	1.23	Primary

DDHF-62	0	46	46	0.09	0.22	Leached
	46	84	38	0.19	0.30	Secondary
	84	188	104	0.21	0.31	Primary
	188	300	112	0.51	0.77	Primary

DDHF-63	0	16	16	0.15	0.14	Leached
	16	68	52	0.38	0.29	Secondary
	68	400	332	0.54	0.51	Primary

DDHF-64	0	22	22	0.05	0.06	Gravels
	22	142	120	0.03	0.59	Leached
	142	198	56	1.58	0.60	Secondary
	198	393	195	0.53	0.70	Primary

INFILL DRILL HOLE RESULTS
Hole No.	From (m)	To (m)	Length (m)	Cu %	Au g/t	Comments

DDHF-65	0	234	234	0.02	0.26	Leached
	234	296	62	1.08	0.44	Secondary
	296	500	204	0.37	0.38	Primary

DDHF-66	0	82	82	0.04	0.05	Leached
	82	92	10	0.58	0.04	Secondary
	92	306	214	0.20	0.12	Primary
	306	400	94	0.82	0.77	Primary

DDHF-67	0	18	18	0.00	0.02	Gravels
	18	224	206	0.03	0.41	Leached
	224	314	90	1.45	0.69	Secondary
	314	400	86	0.66	1.00	Primary

DDHF-68	0	18	18	0.00	0.01	Gravels
	18	200	182	0.04	0.47	Leached
	200	246	46	1.71	0.77	Secondary
	246	400	154	0.37	0.42	Primary

ACME Analytical Laboratories S.A. of Santiago, Chile, using internal standards and Gannet certified standards, has completed all of Noranda’s analytical work for this drilling campaign. The analytical method used is geochemical analysis for the copper and fire assay with an atomic absorption finish for the gold values. ACME is certified by the ISO 9001:2000 standards. Noranda maintains a rigorous and ongoing quality control program using project specific standards and blank samples. The qualified person as defined by NI 43-101 responsible for the design and conduct of the work performed is Stanley G. Clemmer, P. Geo. of Noranda Inc.

Metallica Resources is a Canadian precious and base metal exploration and development company focused on the Americas. It currently has 82.9 million shares outstanding, approximately US$40 million in cash and cash equivalents, and no debt. For further details on Metallica Resources, please visit the Company’s website at www.metal-res.com

CONTACT: Richard J. Hall, President and CEO, (303) 796-0229, Ext. 304.

THE STATEMENTS IN THIS PRESS RELEASE THAT ARE NOT HISTORICAL FACTS CONTAIN FORWARD LOOKING INFORMATION. THESE STATEMENTS ADDRESS FUTURE EVENTS INVOLVING KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM PROJECTED RESULTS. THESE RISKS AND UNCERTAINTIES INCLUDE THOSE DESCRIBED IN METALLICA’S FORM 20-F.